EXHIBIT 99.1

MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com

PRESS RELEASE

LONDON, UNITED KINGDOM || MAY 28, 2024

REFINANCING OF CREDIT FACILITIES AND VOLUNTARY EARLY REPAYMENTS OF AROUND USD 50 MILLION OPTIMIZE FINANCING CONDITIONS AND FURTHER DRIVE BALANCE SHEET DELEVERAGING

Today, subsidiaries of Birkenstock Holding plc (“BIRKENSTOCK or the “Company”) signed a new term loan and revolving credit facilities agreement with a syndicate of nine banks providing for new facilities with aggregate loans and commitments of approximately EUR 850 million that will be used to refinance the existing term loans and to replace the undrawn ABL facility with a new revolving credit facility (RCF). The total volume of commitments received exceeded the financing volume of approximately EUR 850 million by more than 30 percent. In connection with this refinancing, the Company is reducing the outstanding amount of term loans by approximately USD 50 million. This step reflects BIRKENSTOCK’s strong liquidity position and its commitment to balance sheet deleveraging.

Oliver Reichert, CEO of BIRKENSTOCK Group and Member of the Board of Directors of the Company: “While managing our fast-growing operating business and driving growth, we also always keep a close eye on costs in all parts of our company. The fact that we have been able to optimize the financing conditions and to reduce our liabilities demonstrates our commitment to deleveraging our balance sheet and underscores the financial strength of our cash-rich business. Additionally, this step contributes to reducing our FX exposure”.

The previous EUR Term Loan in the amount of EUR 375 million will be replaced by an analogous EUR Term Loan in the amount of EUR 375 million, the previous USD Term Loan in the amount of USD 330 million will be replaced by a USD Term Loan in the amount of USD 280 million and the previous Asset Based Lending Facility will be replaced by a revolving credit facility in the amount of EUR 225 million. In connection with this refinancing, BIRKENSTOCK is reducing the outstanding amount of term loans by approximately USD 50 million, which reduces the USD liabilities by approximately 15 percent. This also reflects BIRKENSTOCK's goal of further reducing debt on the balance sheet.

As a result of this refinancing, BIRKENSTOCK expects to achieve credit margin savings in the mid-single-digit million EUR range per year with potential for further cost savings. The new loan agreement will be provided by a banking syndicate of nine banks which reduces the number of lenders significantly compared with the former loan agreement and therefore also reduces the complexity and costs related to lender relationship management and reporting obligations in the future. Additionally, BIRKENSTOCK is, due to the elimination of the asset-based lending structure, providing a reduced collateral package in connection with the new facilities and expects compliance with reporting obligations to be more efficient under the new financing structure.

The new loan agreement was arranged independently by Birkenstock. Birkenstock is being supported in the transaction by the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP. The advisor of the banks regarding the transaction is Milbank LLP.

1	BIRKENSTOCK HOLDING PLC || PRESS RELEASE || MAY 28, 2024

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events such as the COVID-19 pandemic; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 18, 2024 as updated by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

2	BIRKENSTOCK HOLDING PLC || PRESS RELEASE || MAY 28, 2024